SCHEDULE 13D/A
                             (AMENDMENT NO. 2)


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               GetThere Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                        $0.0001 par value per share
                       (Title of Class of Securities)
-----------------------------------------------------------------------------

                                374266 10 4
-----------------------------------------------------------------------------
                               (CUSIP Number)

                             James F. Brashear
                         GetThere Acquisition Corp.
                       c/o Sabre Holdings Corporation
                         4255 Amon Carter Boulevard
                          Fort Worth, Texas 76155
                               (817) 967-1273

                              with a copy to:

                             Charles M. Nathan
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                              October 9, 2000
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  374266-10-4                           Page 2 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SABRE HOLDINGS CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                   (See Instructions)    (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               33,450,365

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             33,450,365

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        33,450,365

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        92.7%

14  TYPE OF REPORTING PERSON (See Instructions)

        CO

                             SCHEDULE 13D

CUSIP No.  374266-10-4                           Page 3 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GETTHERE ACQUISITION CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                   (See Instructions)    (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               33,450,365

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             33,450,365

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        33,450,365

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        92.7%

14  TYPE OF REPORTING PERSON (See Instructions)

        CO

                             SCHEDULE 13D

CUSIP No.  374266-10-4                           Page 4 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JAMES E. MURPHY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                   (See Instructions)    (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        --

14  TYPE OF REPORTING PERSON (See Instructions)

        IN

                             SCHEDULE 13D

CUSIP No.  374266-10-4                           Page 5 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JAMES F. BRASHEAR

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                   (See Instructions)    (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        --

14  TYPE OF REPORTING PERSON (See Instructions)

        IN

                             SCHEDULE 13D

CUSIP No.  374266-10-4                           Page 6 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JEFFREY M. JACKSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                   (See Instructions)    (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        --

14  TYPE OF REPORTING PERSON (See Instructions)

        IN

CUSIP No.  374266-10-4                           Page 7 of 9 Pages


                      AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on September 1, 2000 (together with any amendments thereto, the "Schedule 13D") by the persons filing this amendment. Capitalized terms used in this Amendment No. 2 to
Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 2 as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 is hereby amended and supplemented to add the following information:

          Parent Sub has entered into a Bridge Credit Agreement dated as of October 10, 2000 (the "Bridge Credit Agreement") with Banc of America Securities LLC, as Co-Lead Arranger and Joint Book Manager, Goldman Sachs Credit Partners L.P., as Co-Lead Arranger, Joint Book Manager and Syndication Agent, Morgan Stanley Senior Funding, Inc., as Documentation Agent, Bank of America, N.A., as Administrative Agent, and the lenders party thereto (the "Bridge Lenders"). Pursuant to the terms of the Bridge Credit Agreement, the Bridge Lenders will make available to Parent Sub a $622,800,000 unsecured revolving credit facility (the "Tranche A Facility") and a $242,200,000 unsecured revolving credit Facility (the "Tranche B Facility" and, together with the Tranche A Facility, the "Bridge Facility"). Proceeds of both the Tranche A Facility and the Tranche B Facility will be available for funding the purchase of the Shares and repayment of Parent Sub's existing $200,000,000 Bridge Loan Promissory Note dated August 4, 2000. In addition, the commitments under the Tranche A Facility may be used as a commercial paper back-up facility. If drawn upon, the Bridge Facility will mature on the later of (i) the date nine months after the closing date of the Bridge Facility and (ii) such later date as the Bridge Lenders shall agree upon (the "Termination Date").

     The Bridge Facility permits drawings of both ABR Loans and Eurodollar Loans, at Parent Sub's option. ABR Loans bear interest at the ABR based on Parent's Debt Rating Pricing Grid; Eurodollar Loans bear interest at the 1, 2, 3, 6 or 12 month Eurodollar Rate, as appropriate, plus the Applicable Percentage for Eurodollar Loans determined based on Parent's Debt Rating Pricing Grid. Interest on ABR and on Eurodollar Loans shall be payable on the last day of the applicable interest period; provided that interest on 6 and 12 month Eurodollar Loans shall be payable every three months.

     Advances under the Bridge Facility may be voluntarily prepaid, in whole or in part, at any time without penalty other than Eurodollar Loan break funding costs. Advances under the Bridge Facility are subject to mandatory prepayment, and the related commitments subject to mandatory permanent reduction, in an amount equal to 100% of the net cash proceeds (with certain customary exceptions) of (i) any issuance of equity, (ii) any issuance of funded debt in excess of $50,000,000 outside of Parent Sub's Existing Credit Agreement dated February 4, 2000 (the "Existing Credit Agreement), and (iii) one or more related asset sales or other transactions not in the ordinary course of business to the extent such net cash proceeds are greater than $100,000,000. In addition, advances under the Tranche A Facility are subject to mandatory repayment in an amount equal to 100% of the net cash proceeds of any commercial paper issuance; provided that such amounts may be reborrowed for purposes of commercial paper back-up.

     Each Bridge Lender shall receive a Facility Fee equal to the actual daily amount of its commitment, regardless of usage, times the Applicable Percentage determined based on Debt Rating Pricing Grid, payable quarterly in arrears from the closing date of the Bridge Facility until the Termination Date. In addition, during any quarter that the actual sum of
(i) outstanding obligations to all of the lenders under Parent Sub's Existing Credit Agreement and (ii) advances outstanding under the Bridge Facility on any day shall exceed fifty percent (50%) of the aggregate amount of the commitments under the Existing Credit Agreement, Parent Sub shall pay to each Bridge Lender a Utilization Fee equal to the Applicable Percentage determined based on Parent's Debt Rating Pricing Grid, times the average daily advances outstanding under the Bridge Facility during such quarter. The Utilization Fee shall be payable quarterly in arrears from the closing date of the Bridge Facility until the Termination Date.

     It is anticipated that all outstanding amounts under the Bridge Facility will be repaid on or prior to the Termination Date.

     Parent Sub will contribute to Offeror a sufficient amount of proceeds from the Bridge Facility to fund the purchase of the Shares. Additionally, it is anticipated that Parent Sub will dividend to Parent a sufficient amount of proceeds from the Bridge Facility to pay for the expenses incurred in connection with the Offer.

     Any term not defined herein is used as defined in the Bridge Credit Agreement which is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     Item 4 is hereby amended and supplemented to add the following information:

     The Offer terminated at 12:00 midnight, New York City time, on Friday, October 6, 2000. A total of 33,450,365 Shares (including 1,345,179 Shares tendered by notice of guaranteed delivery) were properly tendered, not withdrawn as of the termination of the Offer and accepted for payment by Offeror. The 33,450,365 Shares represent approximately 92.7% of the issued and outstanding Shares of the Company.

ITEM 5.   INTERESTS IN SECURITIES OF THE COMPANY.
          --------------------------------------

     Items 5(a), 5(b), 5(c) and 5(e) are hereby amended and restated as follows:

     (a). and (c). As a result of the close of the Offer and acceptance for payment of Shares by Offeror pursuant to the Offer for a purchase price of $17.75 per Share, the Sabre Parties may be deemed to beneficially own 33,450,365 Shares, or approximately 92.7% of the issued and outstanding Shares as of October 6, 2000. As a result of the close of the Offer and acceptance for payment by the Offeror of the Shares held by the parties to the Stockholders Agreements, the Proxy Holders will no longer be deemed to beneficially own any Shares. Except as set forth in this Schedule 13D, none of the Proxy Holders, the Sabre Parties, nor, to the knowledge of the Sabre Parties, any executive officer or director of any of the Sabre Parties, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

     (b). The Sabre Parties possess sole power to vote, or direct the vote of, 33,450,365 Shares. The Proxy Holders do not possess the power to vote, or direct the vote of, any Shares.

     (e). As a result of the close of the Offer and Offeror's acceptance for payment of the Shares held by the parties to the Stockholders
Agreements, the Proxy Holders may no longer be deemed to beneficially own any Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Item 7 is hereby amended and supplemented to add the following exhibit:

     Exhibit 8 Bridge Credit Agreement, dated as of October 10, 2000, by and among Banc of America Securities LLC, as Co-Lead Arranger and Joint Book Manager, Goldman Sachs Credit Partners L.P., as Co-Lead Arranger, Joint Book Manager and Syndication Agent, Morgan Stanley Senior Funding, Inc., as Documentation Agent, Bank of America, N.A., as Administrative Agent, and the lenders party thereto (incorporated by reference herein to Exhibit (a)(1)(L) to Amendment No. 5 to Schedule TO of Offeror and Parent filed with the Securities and Exchange Commission on October 10, 2000).

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      SABRE HOLDINGS CORPORATION



                                      By:  /s/  Jeffery M. Jackson
                                          --------------------------------
                                          Name:  Jeffery M. Jackson
                                          Title:   Chief Financial Officer



                                      GETTHERE ACQUISITION CORP.



                                      By:  /s/ James E. Murphy
                                          --------------------------------
                                          Name:  James E. Murphy
                                          Title:   Treasurer



                                      /s/ James E. Murphy
                                      ------------------------------------
                                      James E. Murphy



                                      /s/ James F. Brashear
                                      ------------------------------------
                                      James F. Brashear



                                      /s/ Jeffery M. Jackson
                                      ------------------------------------
                                      Jeffery M. Jackson


Dated:  October 10, 2000